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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENTS
               FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                   THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. )1

                               FIRSTMARK CORP.
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                              (Name of Issuer)

                   Common Stock, Par Value $0.20 Per Share
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                       (Title of Class of Securities)

                                 337908 20 6
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                               (CUSIP Number)

                  Arch Aplin, III, 899 Oyster Creek Drive,
                  Lake Jackson, Texas 77566, (979) 265-6767
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                              February 8, 2001
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 6 Pages)



________________

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

------------------------------                    ------------------------------
    CUSIP No. 337908 20 6         SCHEDULE 13D           Page 2 of 6 Pages
------------------------------                    ------------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Arch Aplin, III
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    |_|
                                                                      (b)    |_|
          Not Applicable
--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

          Not Applicable
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
------------------------- ------- ----------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER

         SHARES                   1,077,500
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY
                                  -0-
                          ------- ----------------------------------------------
     OWNED BY EACH        9       SOLE DISPOSITIVE POWER

       REPORTING                  1,077,500
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                  -0-
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,077,500
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
          Not Applicable
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.2%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.       Security and Issuer.

              This Schedule 13D relates to the Common Stock, par value $0.20 per share ("Common Stock"), of Firstmark Corp., a Maine corporation (the "Issuer"). The address of the principal executive offices of the Issuer is P.O. Box 1398, Richmond, Virginia 23218.

Item 2.       Identity and Background.

              (a)      Arch Aplin, III.

              (b) The business address of Mr. Aplin is 899 Oyster Creek Drive, Lake Jackson, Texas 77566.

              (c) Mr. Aplin is President of Buc-ee's, Inc., a convenience store and fuel distribution business whose principal address is 899 Oyster Creek Drive, Lake Jackson, Texas 77566. Mr. Aplin is also a director of the Issuer.

              (d) During the past five years, Mr. Aplin has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

              (e) During the past five years, Mr. Aplin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

              (f)      Mr. Aplin is a citizen of the United States of America.

Item 3.       Source and Amount of Funds or Other Consideration.

              The total amount of the funds used in making the purchases was $776,250. Of this amount, $530,000 was borrowed by Mr. Aplin from John Joseph Gorman under a Promissory Note, dated February 8, 2001. Mr. Aplin secured the loan from Mr. Gorman with 749,067 shares of Common Stock purchased by Mr. Aplin with such borrowed funds. A copy of the Promissory Note is attached hereto as Exhibit
              A. The source of the remaining $246,250 used in making the purchases was personal funds.

Item 4.       Purpose of Transaction.

              Mr. Aplin has purchased shares of Common Stock for investment purposes. Mr. Aplin may acquire additional shares of Common Stock if the price is acceptable and personal funds are available for such purpose. Mr. Aplin intends to continue to evaluate the Issuer and its business prospects and to take such actions as he deems necessary and appropriate to maximize the economic value of his investment in securities of the Issuer, including further acquisitions and/or dispositions of shares of Common Stock.




                               Page 3 of 6 Pages

              Except as described above or otherwise in this Schedule 13D, there are no plans or proposals that Mr. Aplin may have that relate to or would result in:

              (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

              (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

              (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

              (d)      Any  change  in  the  present   board  of   directors  or
                       management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

              (e) Any material change in the present capitalization or dividend policy of the Issuer;

              (f) Any other material change in the Issuer's business or corporate structure;

              (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

              (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

              (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                       Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

              (j)      Any action similar to any of those enumerated above.

Item 5.       Interest in Securities of the Issuer.

              (a) The aggregate number and percentage of Common Stock beneficially owned by Mr. Aplin are 1,077,500 shares and 20.2% of the issued and outstanding shares of Common Stock, respectively.

              (b) Mr. Aplin has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of all of the shares identified pursuant to
                       Item 5(a).



                               Page 4 of 6 Pages

              (c) On February 8, 2001, Mr. Aplin purchased in a private transaction 1,060,000 shares of Common Stock from Donald
                       V. Cruickshanks, President and Chief Executive Officer of the Issuer, and George H. Morison and Steven P. Settlage, directors of the Issuer, for $750,000 in the aggregate. As disclosed in Item 3 above, $530,000 was borrowed to effect this purchase. Messrs. Morison and Settlage resigned from the Board of Directors of the Issuer following that transaction, and the Issuer appointed Mr. Aplin to the Board of Directors.

              (d)      Not applicable.

              (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              Mr. Aplin is a member of the Board of Directors of the Issuer.

Item 7.       Material to be Filed as Exhibits.

              The Promissory Note referenced in Item 3 above is attached hereto as Exhibit A.













                               Page 5 of 6 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  February 20, 2001                /s/ Arch Aplin, III
                                        ----------------------------------------
                                        Arch Aplin, III






Attention:    Intentional  misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                 PROMISSORY NOTE

$530,000.00                                                        Austin, Texas
                                                                February 8, 2001

         FOR VALUE RECEIVED, the undersigned, Arch Aplin III, a Texas resident ("Borrower"), hereby promises and agrees to pay to the order of John Joseph Gorman, a Texas resident (the "Lender"), the aggregate principal sum of Five Hundred Thirty Thousand and 00/100 ($530,000.00), together with interest thereon as hereinafter provided, in lawful money of the United States of America, in the manner set forth herein, on or before the 31st day of August, 2001 (the "Maturity Date"), pursuant to the terms and conditions set forth herein.

         The principal of this note (this "Note") shall bear interest on the unpaid balance thereof at a fixed rate per annum equal to the Applicable Rate (as hereinafter defined). All interest on this Note shall be computed daily on the basis of the actual number of days elapsed over a year assumed to consist of three hundred sixty (360) days.

         The term, "Applicable Rate," as used herein shall mean, at any time, a rate of interest per annum equal to the Prime Rate plus one and one-half percent (1-1/2%). The "Prime Rate" shall mean the prime rate of Bank of America, N.A. in effect from day to day, with each such change in the rate of interest charged hereunder to become effective, without notice to Borrower, on the effective date of each change in the Applicable Rate or the Maximum Rate (as hereinafter defined), as the case may be; provided, however, if at any time the rate of interest specified above as the Applicable Rate shall exceed the Maximum Rate, thereby causing the interest rate hereon to be limited to the Maximum Rate, then any subsequent reduction in the Applicable Rate will not reduce the rate of interest hereon below the Maximum Rate until the total amount of interest accrued hereon equals the amount of interest which would have accrued hereon if the Applicable Rate had at all times been in effect.

         All payments of principal and interest and any other sums due under this Note shall be made on or before the Maturity Date to Lender at 2700 Via Fortuna, Suite 400, Austin, Texas 78746 or to such other person or at such other address as may be designated in writing by the holder of this Note. All payments on this Note shall be applied first to the payment of accrued interest and then to the principal balance hereof, or in such other order as Lender may elect in its sole discretion. Borrower shall have the right to prepay, at any time and from time to time without premium or penalty, the entire unpaid principal balance of this Note or any portion thereof.

         In order to secure the obligations and indebtedness of Borrower evidenced by this Note, Borrower hereby grants Lender a security interest in and pledges to Lender 749,067 shares of common stock, par value $.20, of Firstmark Corp., a Maine corporation, acquired by Borrower as of the date hereof.

         Notwithstanding anything to the contrary contained herein, no provisions of this Note shall require the payment or permit the collection of interest in excess of the Maximum Rate. If any excess of interest in such respect is herein provided for, or shall be adjudicated to be so provided, in this Note or otherwise in connection with this loan transaction, the provisions of this paragraph shall govern and prevail, and neither Borrower nor the sureties, guarantors, successors or assigns of Borrower shall be obligated to pay the excess amount of such interest, or any other excess sum paid for the use, forbearance or detention of sums loaned pursuant hereto. If for any reason interest in excess of the Maximum Rate shall be deemed charged, required or permitted by any court of competent jurisdiction, any such excess shall be applied as a payment and reduction of the principal of indebtedness evidenced by this Note; and, if the principal amount hereof has been paid in full, any remaining excess shall forthwith be paid to Borrower. In determining whether or not the interest paid or payable exceeds the Maximum Rate, Borrower and Lender shall, to the extent permitted by applicable law, (i) characterize any non-principal payment as an expense, fee, or premium rather as interest, (ii) exclude voluntary prepayments and the effects thereof, and (iii) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the entire contemplated term of the indebtedness evidenced by this Note so that the interest for the entire term does not exceed the Maximum Rate.

         The occurrence of any of the following shall constitute an event of default ("Event of Default") hereunder: (i) failure to pay, when due, the principal, any interest, or any other sum payable hereunder, and the continuance of such failure for five (5) business days after the date on which such principal, interest or other sum is due (whether upon maturity hereof, upon acceleration, or otherwise); or (ii) the insolvency, general assignment for the benefit of creditors or the commencement by or against Borrower of any case, proceeding or other action which is not dismissed within 60 days after the commencement thereof seeking the (a) reorganization, arrangement, adjustment, liquidation or dissolution of Borrower's debt under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or (b) appointment of a receivor, trustee, custodian or other similar official for all or substantially all of Borrower's assets. Upon the occurrence of an Event of Default hereunder, the entire principal amount hereof, and all accrued and unpaid interest thereon, and any other sums due hereunder shall be accelerated, and shall be immediately due and payable, at the option of the Lender, without demand or notice, and in addition thereto, and not in substitution therefor, and the Lender shall be entitled to exercise any one or more of the rights and remedies at law or in equity. The failure of the Lender to exercise any right or entitlement pursuant to this paragraph or to pursue such other remedies shall not constitute a waiver of such rights, entitlements or such other remedies or of the right to exercise any of the same with respect to such Event of Default or any subsequent Event of Default hereunder.

         Upon the occurrence of an Event of Default, and regardless of whether the Lender exercises the Lender's right to accelerate the payment of all amounts payable hereunder as herein provided, the whole of the unpaid principal amount evidenced hereby, and all unpaid costs and expenses of collection, all unpaid accrued interest thereon shall, from the date when such payment was due and payable until the date of payment in full thereof, bear interest at the higher of the rate of interest hereinbefore provided for or the Maximum Rate or, if no Maximum Rate exists, at a fixed rate per annum equal to 18%. As used herein, the term "Maximum Rate" means the maximum rate of nonusurious interest permitted from day to day by applicable law, but otherwise without limitation, that rate calculated after taking into account any and all relevant fees, payments, and other charges in respect of this Note which are deemed to be interest under applicable law. For purposes of determining the Maximum Rate under Texas law, the applicable rate ceiling shall be the weekly ceiling described in, and computed in accordance with, Chapter 303 of the Texas Finance Code, as the same may be amended.

         Borrower promises to pay all reasonable costs and expenses (including without limitation reasonable attorneys' and paralegals' fees and disbursements) incurred in connection with the collection hereof, and to perform each and every covenant or agreement to be performed by Borrower under this Note.

         Any payment on this Note coming due on a Saturday, a Sunday, or a day which is a legal holiday in the place at which a payment is to be made hereunder shall be made on the next succeeding day which is a business day in such place, and any such extension of the time of payment shall be included in the computation of interest hereunder.

         Each Obligor (which term shall include Borrower and all makers, sureties, guarantors, endorsers, and other persons assuming obligations pursuant to this Note) under this Note hereby waives presentment, protest, demand, notice of dishonor, and all other notices, and all defenses and pleas on the grounds of any extension or extensions of the time of payments or the due dates of this Note, in whole or in part, before or after maturity, with or without notice. No renewal or extension of this Note, no release or surrender of any collateral given as security for this Note, no release of any Obligor, and no delay in enforcement of this Note or in exercising any right or power hereunder, shall affect the liability of any Obligor. The pleading of any statute of limitations as a defense to any demand against any Obligor is expressly waived.

         No single or partial exercise by the Lender of any right hereunder shall preclude any other or further exercise thereof or the exercise of any other rights. No delay or omission on the part of the Lender in exercising any right hereunder shall operate as a waiver of such right or of any other right under this Note. The mere acceptance by the Lender of any payment hereunder that is less than payment in full of all amounts due and payable at the time of such payment shall not be deemed to constitute a waiver of the Lender's right to exercise any of the foregoing rights or remedies at that time or in the future nor nullify any prior exercise of any rights or remedies the Holder may have. The remedies of the Lender, hereunder and under applicable law, shall be distinct and cumulative, may be pursued singly, successively or together at the discretion of the Lender, and may be exercised as often as occasion therefor shall arise. Time shall be of the essence in the payment of all amounts payable pursuant to this Note and the performance of Borrower's other obligations under this Note.

         If any provision, or portion thereof, of this Note, or the application thereof to any persons or circumstances shall to any extent be invalid or unenforceable, the remainder of this Note, or the application of such provision, or portion thereof, to any other person or circumstances shall not be affected thereby, and each provision of this Note shall be valid and enforceable to the fullest extent permitted by law.

         This Note has been delivered in, and shall be governed by and construed in accordance with the laws of the State of Texas. Lender, Borrower and each Obligor hereby (i) irrevocably and unconditionally submit to the jurisdiction of any State of Texas court or Federal court of the United States of America sitting in the State of Texas in any action or proceeding arising out of or relating to this Note and (ii) agrees that all claims in respect of any such action or proceeding shall be heard and determined in such State of Texas or Federal court.

         Whenever used herein, the words "Borrower," "Lender" and "Obligor" shall be deemed to include their respective successors and assigns.

         THIS NOTE AND ALL OTHER INSTRUMENTS, DOCUMENTS AND AGREEMENTS EXECUTED AND DELIVERED BY BORROWER IN CONNECTION WITH THE INDEBTEDNESS EVIDENCED BY THIS NOTE EMBODY THE FINAL, ENTIRE AGREEMENT OF BORROWER AND LENDER WITH RESPECT TO THE INDEBTEDNESS EVIDENCED BY THIS NOTE AND SUPERSEDE ANY AND ALL PRIOR COMMITMENTS, AGREEMENTS, REPRESENTATIONS AND UNDERSTANDINGS, WHETHER WRITTEN OR ORAL, RELATING TO THE INDEBTEDNESS EVIDENCED BY THIS NOTE AND MAY NOT BE CONTRADICTED OR VARIED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OR DISCUSSIONS OF BORROWER AND LENDER. THERE ARE NO ORAL AGREEMENTS BETWEEN BORROWER AND LENDER.


         IN WITNESS WHEREOF, the undersigned has executed this Note as of the date first above written.


                                            BORROWER:

                                            /s/ Arch Aplin III
                                            --------------------------------
                                            Arch Aplin III